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                             September 8, 2022

       Semiramis Paliou
       Director and Chief Executive Officer
       Diana Shipping Inc.
       Pendelis 16
       175 64 Palaio Faliro
       Athens, Greece

                                                        Re: Diana Shipping Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed August 19,
2022
                                                            File No. 333-266999

       Dear Mr. Paliou:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-3

       Exhibits

   1. We note your disclosure that on August 10, 2022, you entered into an agreement with Sea
                                                        Trade Holdings Inc. to
acquire nine dry bulk vessels for an aggregate purchase price of
                                                        $330 million,
consisting of $220 million in cash and an aggregate of 18,487,395 of your common shares
underlying warrants that you issued to Sea Trade on August 17, 2022 and are exercisable upon
the delivery of the vessels. We also note you disclose this
                                                        registration statement
is being filed to register the resale of the shares underlying these warrants pursuant to a
registration rights agreement you also entered into with Sea Trade.
                                                        Please file the
registration rights agreement, or tell us why you believe you are not required to do so.
Refer to Item 601(b) of Regulation S-K.
 Semiramis Paliou
Diana Shipping Inc.
September 8, 2022
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or
Laura Nicholson, Special Counsel, at 202-551-3584 with any questions.



                                                           Sincerely,
FirstName LastNameSemiramis Paliou
                                                           Division of
Corporation Finance
Comapany NameDiana Shipping Inc.
                                                           Office of Energy &
Transportation
September 8, 2022 Page 2
cc:       Edward S. Horton, Esq.
FirstName LastName